AA
7-2-2002

02023003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RC 6/17

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~40191~~

8-23919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Honolulu Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Fort Street Suite 950
(No. and Street)

Honolulu, (City) Hawaii (State) 96813 (Zip Code)

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherlin Lee (808) 523-9422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Latham, David E.
(Name – *if individual, state last, first, middle name*)

735 Bishop St. Suite 432	Honolulu,	Hawaii	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sherlin Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Honolulu Securities, Inc., as of May 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA OHAI NOTARY PUBLIC STATE OF HAWAII

Signature

Chief Financial Officer

Title

Notary Public

My commission expires 4/29/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HONOLULU SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2002

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
First Honolulu Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of First Honolulu Securities, Inc. as of March 31, 2002 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Honolulu Securities, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 23, 2002

SUITE 432
GROSVENOR CENTER - DILLINGHAM BLD. • 735 BISHOP STREET • [redacted] • HONOLULU, HAWAII 96813 • PHONE (808) 521-5064 • FAX 521-5065
E-MAIL: davidlathamcpa@compuserve.com

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Current assets:			
Cash deposited in bank and on hand		$	29,626
Stock and bond inventory at market value			2,280,267
Receivable from clearing broker			5,230
Accrued interest on bond inventory			2,171
Prepaid expenses			9,039
Total current assets			2,326,333
Property and equipment: Net of accumulated depreciation of $98,446			6,987
Other assets:			
State security deposit	5,906		
Rental deposit	4,465		
Loan to shareholder	95,462		105,833
		$	2,439,153

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	13,240
Commissions payable		40,886
Loan payable to clearing broker		2,058,059
Total current liabilities		2,112,185
Stockholders' equity:		
Capital stock, $0.1 par value; 20,000 shares authorized; issued 11,000 shares, of which 6260 shares are in the treasury		1,100
Additional paid-in capital		56,666
Retained earnings		573,319
Less: Cost of treasury stock		(304,117)
Total stockholders' equity		326,968
Total liabilities and stockholders' equity	$	2,439,153

SEE NOTES TO FINANCIAL STATEMENTS